

MISE LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $124,000

Offering End Date: January 2, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: MISE LLC

Founded: May 26, 2020

Address: 9808 N Edison St
             Portland, OR 97203

Industry: Footwear Manufacturing

Employees: 2

Website: https://www.misefootwear.com/

Use of Funds Allocation:

If the maximum raise is met:

$117,600 (94.84%) – of the proceeds will go towards working capital- inventory and product expansion

$200 (0.16%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee

$6,200 (5.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 30,200 Followers



Business Metrics:

	FY22	FY23	YTD 10/31/2024
Total Assets	$219,466	$363,752	$505,386
Cash & Cash Equivalents	$76,132	$60,974	$45,316
Accounts Receivable	$0	$0	$0
Short-term Debt	$35,851	$264,567	$500,939
Long-term Debt	$190,613	$487,289	$485,440
Revenue	$186,622	$751,947	$1,430,812
Cost of Goods Sold	$150,774	$427,557	$602,326
Taxes	$0	$0	$0
Net Income	$205,619	$231,095	-$45,624

Recognition:

MISE LLC (DBA MISE) was founded in 2020 in Portland, OR, out of a need for better footwear for the culinary industry. Inspired by the passion and dedication of chefs and kitchen workers, MISE was created to provide them with footwear that offers true performance, support, and durability, elevating their experience on and off the line.

About:

MISE LLC (DBA MISE) is redefining footwear for the culinary industry by designing shoes that meet the unique demands of chefs, kitchen staff, and hospitality professionals. MISE footwear is trusted by over 20,000 culinary professionals across the U.S.

For more information, contact our Customer Support Team at support@thesmbx.com

